Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2022 Financial Results

Quarterly Total Revenues reached RMB16,063.5 million (US$2,329.0 million)i

Record-high Quarterly Vehicle Deliveries were 40,052 units

Full Year Total Revenues reached RMB49,268.6 million (US$7,143.3 million)

Full Year Vehicle Deliveries were 122,486 units

SHANGHAI, China, March 1, 2023 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Operating Highlights for the Fourth Quarter and Full Year of 2022

•	Vehicle deliveries were 40,052 in the fourth quarter of 2022, consisting of 20,824 premium smart electric SUVs and 19,228 premium smart electric sedans, representing an increase of 60.0% from the fourth quarter of 2021 and an increase of 26.7% from the third quarter of 2022.

•	Vehicle deliveries were 122,486 in 2022, representing an increase of 34.0% from 2021.

Key Operating Results

	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Deliveries	40,052	31,607	25,059	25,768

	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Deliveries	25,034	24,439	21,896	20,060

Financial Highlights for the Fourth Quarter of 2022

•	Vehicle sales were RMB14,759.0 million (US$2,139.9 million) in the fourth quarter of 2022, representing an increase of 60.2% from the fourth quarter of 2021 and an increase of 23.7% from the third quarter of 2022.

•	Vehicle marginii was 6.8% in the fourth quarter of 2022, compared with 20.9% in the fourth quarter of 2021 and 16.4% in the third quarter of 2022. The vehicle margin in the fourth quarter of 2022 was negatively impacted by 6.7 percentage points due to inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6.

•	Total revenues were RMB16,063.5 million (US$2,329.0 million) in the fourth quarter of 2022, representing an increase of 62.2% from the fourth quarter of 2021 and an increase of 23.5% from the third quarter of 2022.

•	Gross profit was RMB621.8 million (US$90.1 million) in the fourth quarter of 2022, representing a decrease of 63.4% from the fourth quarter of 2021 and a decrease of 64.2% from the third quarter of 2022.

•	Gross margin was 3.9% in the fourth quarter of 2022, compared with 17.2% in the fourth quarter of 2021 and 13.3% in the third quarter of 2022.

•	Loss from operations was RMB6,736.1 million (US$976.7 million) in the fourth quarter of 2022, representing an increase of 175.5% from the fourth quarter of 2021 and an increase of 74.0% from the third quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB6,015.7 million (US$872.2million) in the fourth quarter of 2022, representing an increase of 193.7% from the fourth quarter of 2021 and an increase of 84.6% from the third quarter of 2022.

•	Net loss was RMB5,786.1 million (US$838.9 million) in the fourth quarter of 2022, representing an increase of 169.9% from the fourth quarter of 2021 and an increase of 40.8% from the third quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB5,065.6 million (US$734.4 million) in the fourth quarter of 2022, representing an increase of 190.0% from the fourth quarter of 2021 and an increase of 44.8% from the third quarter of 2022.

•	Net loss attributable to NIO’s ordinary shareholders was RMB5,847.1 million (US$847.7 million) in the fourth quarter of 2022, representing an increase of 168.3% from the fourth quarter of 2021 and an increase of 41.2% from the third quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB5,054.0 million (US$732.8 million) in the fourth quarter of 2022, representing an increase of 194.6% from the fourth quarter of 2021 and an increase of 46.1% from the third quarter of 2022.

•	Basic and diluted net loss per ordinary share/American Depositary Share (ADS)iii were both RMB3.55 (US$0.51) in the fourth quarter of 2022, compared with RMB1.36 in the fourth quarter of 2021 and RMB2.53 in the third quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.07 (US$0.44), compared with RMB1.07 in the fourth quarter of 2021 and RMB2.11 in the third quarter of 2022.

•	Cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were RMB45.5 billion (US$6.6 billion) as of December 31, 2022.

Key Financial Results for the Fourth Quarter of 2022

(in RMB million, except for per ordinary share data and percentage)

				% Changeiv
	2022 Q4	2022 Q3	2021 Q4	QoQ	YoY
Vehicle Sales	14,759.0	11,932.7	9,215.4	23.7%	60.2%
Vehicle Margin	6.8%	16.4%	20.9%	-960bp	-1410bp
Total Revenues	16,063.5	13,002.1	9,900.7	23.5%	62.2%
Gross Profit	621.8	1,735.1	1,699.5	-64.2%	-63.4%
Gross Margin	3.9%	13.3%	17.2%	-940bp	-1330bp
Loss from Operations	(6,736.1)	(3,870.3)	(2,445.1)	74.0%	175.5%
Adjusted Loss from Operations (non-GAAP)	(6,015.7)	(3,258.4)	(2,048.4)	84.6%	193.7%
Net Loss	(5,786.1)	(4,110.8)	(2,143.4)	40.8%	169.9%
Adjusted Net Loss (non-GAAP)	(5,065.6)	(3,498.9)	(1,746.7)	44.8%	190.0%
Net Loss Attributable to Ordinary Shareholders	(5,847.1)	(4,142.3)	(2,179.2)	41.2%	168.3%
Net Loss per Ordinary Share/ADS-Basic and Diluted	(3.55)	(2.53)	(1.36)	40.3%	161.0%
Adjusted Net Loss per Ordinary Share/ADS-Basic and Diluted (non-GAAP)	(3.07)	(2.11)	(1.07)	45.5%	186.9%

Financial Highlights for the Full Year of 2022

•	Vehicle sales were RMB45,506.6 million (US$6,597.8 million) for the full year of 2022, representing an increase of 37.2% from the previous year.

•	Vehicle margin was 13.7% for the full year of 2022, compared with 20.1% for the previous year.

•	Total revenues were RMB49,268.6 million (US$7,143.3 million) for the full year of 2022, representing an increase of 36.3% from the previous year.

•	Gross profit was RMB5,144.0 million (US$745.8 million) for the full year of 2022, representing a decrease of 24.6% from the previous year.

•	Gross margin was 10.4% for the full year of 2022, compared with 18.9% for the previous year.

•	Loss from operations was RMB15,640.7 million (US$2,267.7 million) for the full year of 2022, representing an increase of 247.9% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB13,344.8 million (US$1,934.8 million) in 2022, representing an increase of 282.8% from the previous year.

•	Net loss was RMB14,437.1 million (US$2,093.2 million) for the full year of 2022, representing an increase of 259.4% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB12,141.2 million (US$1,760.3 million) for the full year of 2022, representing an increase of 303.8% from the previous year.

•	Net loss attributable to NIO’s ordinary shareholders was RMB14,559.4 million (US$2,110.9 million) for the full year of 2022, representing an increase of 37.7% from the previous year. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB11,984.2 million (US$1,737.5 million).

•	Basic and diluted net loss per ADS were both RMB8.89 (US$1.29) for the full year of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB7.32 (US$1.06).

Key Financial Results for Full Year 2022

(in RMB million, except for per ordinary share data and percentage)

	2022	2021	% Changeiv
Vehicle Sales	45,506.6	33,169.7	37.2%
Vehicle Margin	13.7%	20.1%	-640bp
Total Revenues	49,268.6	36,136.4	36.3%
Gross Profit	5,144.0	6,821.4	-24.6%
Gross Margin	10.4%	18.9%	-840bp
Loss from Operations	(15,640.7)	(4,496.3)	247.9%
Adjusted Loss from Operations (non-GAAP)	(13,344.8)	(3,486.2)	282.8%
Net Loss	(14,437.1)	(4,016.9)	259.4%
Adjusted Net Loss (non-GAAP)	(12,141.2)	(3,006.8)	303.8%
Net Loss Attributable to Ordinary Shareholders	(14,559.4)	(10,572.3)	37.7%
Net Loss per Ordinary Share-Basic and Diluted	(8.89)	(6.72)	32.3%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(7.32)	(1.89)	287.3%

Recent Developments

Deliveries in January and February 2023

•	NIO delivered 8,506 vehicles in January 2023 and 12,157 vehicles in February 2023. The February deliveries increased by 98.3% year-over-year and consisted of 5,037 premium smart electric SUVs, and 7,120 premium smart electric sedans. As of February 28, 2023, NIO’s cumulative vehicle deliveries reached 310,219 vehicles.

NIO Day 2022

•	On December 24, 2022, NIO hosted NIO Day 2022 in Hefei, China. NIO launched the EC7, a smart electric flagship coupe SUV, and the All-New ES8, an all-round smart electric flagship SUV. Both models are derived from NIO Technology 2.0 (NT2.0), bringing user experiences beyond expectations in terms of design, performance, comfort, intelligence, safety, and sustainability.

At NIO Day 2022, NIO introduced the third-generation Power Swap station and the 500kW ultra-fast Power Charger. The third-generation Power Swap station achieves more efficient vehicle-station coordination and can complete up to 408 swaps per day, a 30% increase compared with the second-generation Power Swap station.

Supplemental Information on the Completed Independent Internal Review

Reference is made to the announcements issued by the Company on June 29, 2022, July 11, 2022 and August 26, 2022 (the “Announcements”) in relation to the publication of a report issued by the short-seller firm Grizzly Research LLC on June 28, 2022 (the “Short Seller Report”).

As previously disclosed in the Announcements, shortly after the publication of the Short Seller Report, an independent committee of the board of directors (the “Independent Committee”), consisting of independent directors of the Company, was formed to oversee an independent internal review regarding the key allegations made in the Short Seller Report (the “Internal Review”). The Internal Review was conducted by the Independent Committee with the assistance of third-party professional advisors, including an international law firm and forensic accounting experts from a well-regarded forensic accounting firm that is not the Company’s auditor.

Based on the results of the Internal Review, the Independent Committee has concluded that the key allegations of the Short Seller Report are not substantiated. In particular, the Internal Review found that the allegations set forth in the Short Seller Report concern matters that had been accurately and adequately disclosed in the Company’s historical annual and periodic reports (e.g., under Item 4. “Information on the Company” and Item 7. “Major Shareholders and Related Party Transactions” of the Company’s annual report on Form 20-F filed with the SEC on April 29, 2022), press releases and prospectus filed with The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited (e.g., under “Business,” “Financial Information,” and “Relationship with the Controlling Shareholders” sections). Such matters included, for example, the Company’s BaaS model, NIO Users Trust, and investments in NIO China. The Short Seller Report either disregards or misconstrues the information that the Company disclosed in these and other public filings. No evidence was uncovered in the Internal Review suggesting improprieties in the Company’s transactions with the various entities mentioned in the Short Seller Report or any inaccuracies or inadequacies in the Company’s public disclosures regarding the same.

CEO and CFO Comments

“NIO delivered 40,052 vehicles in the fourth quarter of 2022, representing a solid growth of 60% year-over-year and achieving a record-breaking quarterly delivery. NIO capped off 2022 with 122,486 vehicle deliveries, representing a growth of 34% year-over-year. NIO has established itself as the most competitive premium brand in the smart electric vehicle market in China, ranking first in the premium battery electric vehicle market segments priced over RMB400,000 and RMB300,000 with the market share of 75.8% and 54.8% respectively in the fourth quarter of 2022, according to the retail sales data from China Automotive Technology and Research Center,” said William Bin Li, founder, chairman and chief executive officer of NIO.

“In 2022, we made positive strides in the research and development of core technologies and competitive products, infrastructure deployment and global market expansion, laying a solid foundation for the Company’s long-term growth,” added Mr. Li, “In 2023, we plan to deliver five new products based on NIO Technology Platform 2.0, deploy 1,000 additional Power Swap stations to further improve holistic user experience, and continuously strengthen our competitive advantages in key areas of smart electric vehicles.”

“2022 was a year of decisive investments and accelerated global market entry for NIO,” added Steven Wei Feng, NIO’s chief financial officer, “In 2023, we will focus on improving our execution efficiency, and work in an agile and efficient mode to embrace the competition in the global electric vehicle market in the long run.”

Financial Results for the Fourth Quarter and Full Year of 2022

Revenues

•	Total revenues in the fourth quarter of 2022 were RMB16,063.5 million (US$2,329.0 million), representing an increase of 62.2% from the fourth quarter of 2021 and an increase of 23.5% from the third quarter of 2022.

•	Total revenues for the full year of 2022 were RMB49,268.6 million (US$7,143.3 million), representing an increase of 36.3% from the previous year.

•	Vehicle sales in the fourth quarter of 2022 were RMB14,759.0 million (US$2,139.9 million), representing an increase of 60.2% from the fourth quarter of 2021 and an increase of 23.7% from the third quarter of 2022. The increase in vehicle sales over the fourth quarter of 2021 was mainly attributed to higher deliveries with a more diversified product mix offered to our users. The increase in vehicle sales over the third quarter of 2022 was mainly due to volume ramp up of the ET5 and ES7.

•	Vehicle sales for the full year of 2022 were RMB45,506.6 million (US$6,597.8 million), representing an increase of 37.2% from the previous year.

•	Other sales in the fourth quarter of 2022 were RMB1,304.5 million (US$189.1 million), representing an increase of 90.3% from the fourth quarter of 2021 and an increase of 22.0% from the third quarter of 2022. The increase in other sales over the fourth quarter of 2021 was mainly due to the increase of revenue from rendering of research and development services and increase in other revenues in line with the incremental vehicle sales. The increase in other sales over the third quarter of 2022 was mainly due to the increase of revenue from rendering of research and development services, and increase in sales from accessories, charging piles and used cars in line with the incremental vehicle sales, partially offset by the sales of automotive regulatory credits in the third quarter of 2022.

•	Other sales for the full year of 2022 were RMB3,762.0 million (US$545.4 million), representing an increase of 26.8% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2022 was RMB15,441.8 million (US$2,238.8 million), representing an increase of 88.3% from the fourth quarter of 2021 and an increase of 37.1% from the third quarter of 2022. The increase in cost of sales over the fourth quarter of 2021 was mainly driven by the increase of (i) delivery volume, (ii) inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6 which are expected to have lower production and delivery levels due to their transition to new models under NIO Technology Platform 2.0, and (iii) higher battery cost per vehicle. The increase in cost of sales over the third quarter of 2022 was attributed to the increase of (i) delivery volume and (ii) inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6. The amount of aforementioned inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments in the fourth quarter of 2022 was RMB985.4 million (US$142.9 million).

•	Cost of sales for the full year of 2022 was RMB44,124.6 million (US$6,397.5 million), representing an increase of 50.5% from the previous year.

•	Gross profit in the fourth quarter of 2022 was RMB621.8 million (US$90.1 million), representing a decrease of 63.4% from the fourth quarter of 2021 and a decrease of 64.2% from the third quarter of 2022.

•	Gross Profit for the full year was RMB5,144.0 million (US$745.8 million), representing a decrease of 24.6% from the previous year.

•	Gross margin in the fourth quarter of 2022 was 3.9%, compared with 17.2% in the fourth quarter of 2021 and 13.3% in the third quarter of 2022. The decrease of gross margin from the fourth quarter of 2021 was mainly attributed to the decreased vehicle margin. The decrease of gross margin from the third quarter of 2022 was mainly attributed to the decreased vehicle margin and the decrease in other sales margin mainly resulted from the sales of automotive regulatory credits with high gross margin in the third quarter of 2022.

•	Gross margin for the full year of 2022 was 10.4%, compared with 18.9% for the full year of 2021.

•	Vehicle margin in the fourth quarter of 2022 was 6.8%, compared with 20.9% in the fourth quarter of 2021 and 16.4% in the third quarter of 2022. The decrease of vehicle margin from the fourth quarter of 2021 was mainly attributed to (i) increased inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6 which are expected to have lower production and delivery levels due to their transition to new models under NIO Technology Platform 2.0, with a negative impact of 6.7 percentage points on vehicle margin, and (ii) increased battery cost per unit. The decrease of vehicle margin from the third quarter of 2022 was mainly due to the increased inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6.

•	Vehicle margin for the full year of 2022 was 13.7%, compared with 20.1% for the full year of 2021.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2022 were RMB3,980.6 million (US$577.1 million), representing an increase of 117.7% from the fourth quarter of 2021 and an increase of 35.2% from the third quarter of 2022. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB3,553.9 million (US$515.3 million), representing an increase of 116.8% from the fourth quarter of 2021 and an increase of 38.2% from the third quarter of 2022. The increase in research and development expenses over the fourth quarter of 2021 and third quarter of 2022 was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

•	Research and development expenses for the full year of 2022 were RMB10,836.3 million (US$1,571.1 million), representing an increase of 136.0% from the previous year. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB9,512.9 million (US$1,379.2 million), representing an increase of 127.3% from the previous year.

•	Selling, general and administrative expenses in the fourth quarter of 2022 were RMB3,527.4 million (US$511.4 million), representing an increase of 49.6% from the fourth quarter of 2021 and an increase of 30.0% from the third quarter of 2022. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB3,257.1 million (US$472.2 million), representing an increase of 50.6% from the fourth quarter of 2021 and an increase of 30.8% from the third quarter of 2022. The increase in selling, general and administrative expenses over the fourth quarter of 2021 and the third quarter of 2022 was mainly due to (i) the increase in personnel costs related to sales and general corporate functions, (ii) the increase in marketing and promotional activities to promote our vehicles in China and Europe, (iii) increased expenses related to the Company’s sales and service network expansion.

•	Selling, general and administrative expenses for the full year of 2022 were RMB10,537.1 million (US$1,527.7 million), representing an increase of 53.2% from the previous year. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB9,631.5 million (US$1,396.4 million), representing an increase of 52.7% from last year.

Loss from Operations

•	Gain on extinguishment of debt in the fourth quarter of 2022 were RMB118.4 million (US$17.2 million), compared with nil the fourth quarter of 2021 and third quarter of 2022, which was attributed to gain from repurchase of a portion of our 0.00% convertible senior notes due 2026 with the carrying amount of RMB 1,166.7 million (US$169.2 million) in the fourth quarter of 2022.

•	Loss from operations in the fourth quarter of 2022 was RMB6,736.1 million (US$976.7 million), representing an increase of 175.5% from the fourth quarter of 2021 and an increase of 74.0% from the third quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB6,015.7 million (US$872.2 million) in the fourth quarter of 2022, representing an increase of 193.7% from the fourth quarter of 2021 and an increase of 84.6%from the third quarter of 2022.

•	Loss from operations for the full year of 2022 was RMB15,640.7 million (US$2,267.7 million), representing an increase of 247.9% from last year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB13,344.8 million (US$1,934.8 million) in 2022, representing an increase of 282.8% from last year.

Share-based Compensation Expenses

•	Share-based compensation expenses in the fourth quarter of 2022 were RMB720.5 million (US$104.5 million), representing an increase of 81.6% from the fourth quarter of 2021 and an increase of 17.7% from the third quarter of 2022. The increase in share-based compensation expenses over the fourth quarter of 2021 and third quarter of 2022 was primarily attributed to more vesting of restricted shares on a continued basis.

•	Share-based compensation expenses for the full year of 2022 were RMB2,295.9 million (US$332.9 million), compared with RMB1,010.1 million for the previous year.

Loss before Income Tax Expense

•	Other incomes, net in the fourth quarter of 2022 was RMB315.7 million (US$45.8 million), representing an increase of RMB262.2 million from the fourth quarter of 2021 and an increase of RMB811.3 million from other losses of RMB495.6 million in the third quarter of 2022. The increase of other incomes over the fourth quarter of 2021 and third quarter of 2022 was mainly due to the gains from the revaluation of our overseas Renminbi-related assets as a result of the appreciation of Renminbi against U.S. dollars in the fourth quarter of 2022.

Net Loss and Earnings Per Share

•	Net loss in the fourth quarter of 2022 was RMB5,786.1 million (US838.9 million), representing an increase of 169.9% from the fourth quarter of 2021 and an increase of 40.8% from the third quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB5,065.6 million (US734.4 million) in the fourth quarter of 2022, representing an increase of 190.0% from the fourth quarter of 2021 and an increase of 44.8% from the third quarter of 2022.

•	Net loss for the full year of 2022 was RMB14,437.1 million (US$2,093.2 million), compared with net loss of RMB4,016.9 million in 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB12,141.2 million (US$1,760.3 million) in 2022.

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2022 was RMB 5,847.1 million (US$847.7 million), representing an increase of 168.3% from the fourth quarter of 2021 and an increase of 41.2% from the third quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB5,054.0 million (US$732.8 million) in the fourth quarter of 2022.

•	Net loss attributable to NIO’s ordinary shareholders for the full year of 2022 was RMB 14,559.4 million (US$2,110.9 million). The net loss attributable to NIO’s ordinary shareholders was RMB10,572.3 million in 2021, which included a loss of RMB6,586.6 million in accretion on redeemable non-controlling interests to redemption value due to the repurchase of equity interests in NIO China. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB11,984.2 million (US$1,737.5 million) in 2022.

•	Basic and diluted net loss per ordinary share/ADS in the fourth quarter of 2022 were both RMB3.55 (US$0.51), compared with RMB1.36 in the fourth quarter of 2021 and RMB2.53 in the third quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.07 (US$0.44), compared with RMB1.07 in the fourth quarter of 2021 and RMB2.11 in the third quarter of 2022.

•	Basic and diluted net loss per ADS for the full year of 2022 were both RMB8.89 (US$1.29). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB7.32 (US$1.06) in 2022.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash, short-term investments and long-term time deposits was RMB45.5 billion (US$6.6 billion) as of December 31, 2022.

Business Outlook

For the first quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 31,000 and 33,000 vehicles, representing an increase of approximately 20.3% to 28.1% from the same quarter of 2022.

•	Total revenues to be between RMB10,926 million (US$1,584 million) and RMB11,543 million (US$1,674 million), representing an increase of approximately 10.2% to 16.5% from the same quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 1, 2023 (8:00 PM Beijing/Hong Kong/Singapore Time on March 1, 2023).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10028909-ha7w8i.html

A replay of the conference call will be accessible by phone at the following numbers, until March 8, 2023:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10028909

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles ; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP) as net loss attributable to ordinary shareholders, basic and diluted net loss per share and basic and diluted net loss per ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	15,333,719	19,887,575	2,883,427
Restricted cash	2,994,408	3,154,240	457,322
Short-term investments	37,057,554	19,171,017	2,779,536
Trade and notes receivables	2,797,805	5,118,170	742,065
Amounts due from related parties	1,551,334	1,380,956	200,220
Inventory	2,056,352	8,191,386	1,187,639
Prepayments and other current assets	1,850,143	2,246,408	325,699
Total current assets	63,641,315	59,149,752	8,575,908
Non-current assets:
Long-term restricted cash	46,437	113,478	16,453
Property, plant and equipment, net	7,399,516	15,658,666	2,270,293
Land use rights, net	199,121	212,603	30,825
Long-term investments	3,059,383	6,356,411	921,593
Right-of-use assets - operating lease	2,988,374	7,374,456	1,069,196
Other non-current assets	5,549,455	7,398,559	1,072,690
Total non-current assets	19,242,286	37,114,173	5,381,050
Total assets	82,883,601	96,263,925	13,956,958
LIABILITIES
Current liabilities:
Short-term borrowings	5,230,000	4,039,210	585,630
Trade and notes payable	12,638,991	25,223,687	3,657,091
Amounts due to related parties	687,200	384,611	55,763
Taxes payable	627,794	286,300	41,510
Current portion of operating lease liabilities	744,561	1,025,968	148,751
Current portion of long-term borrowings	2,067,962	1,237,916	179,481
Accruals and other liabilities	7,201,644	13,654,362	1,979,700
Total current liabilities	29,198,152	45,852,054	6,647,926
Non-current liabilities:
Long-term borrowings	9,739,176	10,885,799	1,578,292
Non-current operating lease liabilities	2,317,193	6,517,096	944,890
Deferred tax liabilities	25,199	218,189	31,634
Other non-current liabilities	3,540,458	5,144,027	745,814
Total non-current liabilities	15,622,026	22,765,111	3,300,630
Total liabilities	44,820,178	68,617,165	9,948,556

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,277,866	3,557,221	515,747
Total mezzanine equity	3,277,866	3,557,221	515,747
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	34,709,924	23,868,165	3,460,559
Non-controlling interests	75,633	221,374	32,096
Total shareholders’ equity	34,785,557	24,089,539	3,492,655
Total liabilities, mezzanine equity and shareholders’ equity	82,883,601	96,263,925	13,956,958

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,215,375	11,932,709	14,759,016	2,139,856
Other sales	685,367	1,069,386	1,304,498	189,134
Total revenues	9,900,742	13,002,095	16,063,514	2,328,990
Cost of sales:
Vehicle sales	(7,291,520)	(9,978,261)	(13,749,365)	(1,993,471)
Other sales	(909,678)	(1,288,741)	(1,692,391)	(245,374)
Total cost of sales	(8,201,198)	(11,267,002)	(15,441,756)	(2,238,845)
Gross profit	1,699,544	1,735,093	621,758	90,145
Operating expenses:
Research and development	(1,828,516)	(2,944,517)	(3,980,578)	(577,130)
Selling, general and administrative	(2,358,249)	(2,712,483)	(3,527,371)	(511,421)
Other operating income	42,090	51,607	150,057	21,756
Total operating expenses	(4,144,675)	(5,605,393)	(7,357,892)	(1,066,795)
Loss from operations	(2,445,131)	(3,870,300)	(6,736,134)	(976,650)
Interest and investment income	359,061	313,208	351,960	51,029
Interest expenses	(75,937)	(100,564)	(70,669)	(10,246)
Gain on extinguishment of debt	—	—	118,400	17,166
Share of (loss)/income of equity investees	(1,697)	52,054	251,439	36,455
Other income/(losses), net	53,522	(495,582)	315,699	45,772
Loss before income tax expense	(2,110,182)	(4,101,184)	(5,769,305)	(836,474)
Income tax expense	(33,247)	(9,639)	(16,796)	(2,435)
Net loss	(2,143,429)	(4,110,823)	(5,786,101)	(838,909)
Accretion on redeemable non-controlling interests to redemption value	(66,881)	(71,100)	(72,581)	(10,523)
Net loss attributable to non-controlling interests	31,088	39,603	11,603	1,682
Net loss attributable to ordinary shareholders of NIO Inc.	(2,179,222)	(4,142,320)	(5,847,079)	(847,750)

Net loss	(2,143,429)	(4,110,823)	(5,786,101)	(838,909)
Other comprehensive (loss)/income
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	24,224	32,727	(24,495)	(3,552)
Change in unrealized (losses)/gains on cash flow hedges	—	(797)	817	118
Foreign currency translation adjustment, net of nil tax	(61,401)	400,386	(134,783)	(19,542)
Total other comprehensive (loss)/income	(37,177)	432,316	(158,461)	(22,976)
Total comprehensive loss	(2,180,606)	(3,678,507)	(5,944,562)	(861,885)

Accretion on redeemable non-controlling interests to redemption value	(66,881)	(71,100)	(72,581)	(10,523)
Net loss attributable to non-controlling interests	31,088	39,603	11,603	1,682
Other comprehensive (income)/loss attributable to non-controlling interests	(4,727)	(6,387)	5,229	758
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,221,126)	(3,716,391)	(6,000,311)	(869,968)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,607,187,119	1,640,001,909	1,647,356,108	1,647,356,108
Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.36)	(2.53)	(3.55)	(0.51)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,607,187,119	1,640,001,909	1,647,356,108	1,647,356,108
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.36)	(2.53)	(3.55)	(0.51)

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Vehicle sales	33,169,740	45,506,581	6,597,834
Other sales	2,966,683	3,761,980	545,436
Total revenues	36,136,423	49,268,561	7,143,270
Cost of sales:
Vehicle sales	(26,516,643)	(39,271,801)	(5,693,876)
Other sales	(2,798,347)	(4,852,767)	(703,585)
Total cost of sales	(29,314,990)	(44,124,568)	(6,397,461)
Gross profit	6,821,433	5,143,993	745,809
Operating expenses:
Research and development	(4,591,852)	(10,836,261)	(1,571,110)
Selling, general and administrative	(6,878,132)	(10,537,119)	(1,527,739)
Other operating income	152,248	588,728	85,358
Total operating expenses	(11,317,736)	(20,784,652)	(3,013,491)
Loss from operations	(4,496,303)	(15,640,659)	(2,267,682)
Interest and investment income	911,833	1,358,719	196,996
Interest expenses	(637,410)	(333,216)	(48,312)
Gain on extinguishment of debt	—	138,332	20,056
Share of income of equity investees	62,510	377,775	54,772
Other income/(losses), net	184,686	(282,952)	(41,024)
Loss before income tax expense	(3,974,684)	(14,382,001)	(2,085,194)
Income tax expense	(42,265)	(55,103)	(7,989)
Net loss	(4,016,949)	(14,437,104)	(2,093,183)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(40,503)
Net loss attributable to non-controlling interests	31,219	157,014	22,765
Net loss attributable to ordinary shareholders of NIO Inc.	(10,572,309)	(14,559,445)	(2,110,921)

Net loss	(4,016,949)	(14,437,104)	(2,093,183)
Other comprehensive (loss)/income
Change in unrealized gains related to available-for-sale debt securities, net of tax	24,224	746,336	108,209
Foreign currency translation adjustment, net of nil tax	(230,345)	717,274	103,995
Total other comprehensive (loss)/income	(206,121)	1,463,610	212,204
Total comprehensive loss	(4,223,070)	(12,973,494)	(1,880,979)

Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(40,503)
Net loss attributable to non-controlling interests	31,219	157,014	22,765
Other comprehensive income attributable to non-controlling interests	(4,727)	(151,299)	(21,936)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(10,783,157)	(13,247,134)	(1,920,653)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,572,702,112	1,636,999,280	1,636,999,280
Net loss per share attributable to ordinary shareholders
Basic and diluted	(6.72)	(8.89)	(1.29)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,572,702,112	1,636,999,280	1,636,999,280
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(6.72)	(8.89)	(1.29)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Three Months Ended December 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,441,756)	23,522	—	(15,418,234)
Research and development expenses	(3,980,578)	426,701	—	(3,553,877)
Selling, general and administrative expenses	(3,527,371)	270,257	—	(3,257,114)
Total	(22,949,705)	720,480	—	(22,229,225)
Loss from operations	(6,736,134)	720,480	—	(6,015,654)
Net loss	(5,786,101)	720,480	—	(5,065,621)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,847,079)	720,480	72,581	(5,054,018)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.55)	0.44	0.04	(3.07)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.55)	0.44	0.04	(3.07)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.51)	0.06	0.01	(0.44)

	Three Months Ended September 30, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(11,267,002)	17,040	—	(11,249,962)
Research and development expenses	(2,944,517)	373,154	—	(2,571,363)
Selling, general and administrative expenses	(2,712,483)	221,680	—	(2,490,803)
Total	(16,924,002)	611,874	—	(16,312,128)
Loss from operations	(3,870,300)	611,874	—	(3,258,426)
Net loss	(4,110,823)	611,874	—	(3,498,949)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,142,320)	611,874	71,100	(3,459,346)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.53)	0.37	0.05	(2.11)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.53)	0.37	0.05	(2.11)

	Three Months Ended December 31, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,201,198)	11,944	—	(8,189,254)
Research and development expenses	(1,828,516)	189,484	—	(1,639,032)
Selling, general and administrative expenses	(2,358,249)	195,263	—	(2,162,986)
Total	(12,387,963)	396,691	—	(11,991,272)
Loss from operations	(2,445,131)	396,691	—	(2,048,440)
Net loss	(2,143,429)	396,691	—	(1,746,738)
Net loss attributable to ordinary shareholders of NIO Inc.	(2,179,222)	396,691	66,881	(1,715,650)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.36)	0.25	0.04	(1.07)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.36)	0.25	0.04	(1.07)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Year Ended December 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(44,124,568)	66,914	—	(44,057,654)
Research and development expenses	(10,836,261)	1,323,370	—	(9,512,891)
Selling, general and administrative expenses	(10,537,119)	905,612	—	(9,631,507)
Total	(65,497,948)	2,295,896	—	(63,202,052)
Loss from operations	(15,640,659)	2,295,896	—	(13,344,763)
Net loss	(14,437,104)	2,295,896	—	(12,141,208)
Net loss attributable to ordinary shareholders of NIO Inc.	(14,559,445)	2,295,896	279,355	(11,984,194)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(8.89)	1.40	0.17	(7.32)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(8.89)	1.40	0.17	(7.32)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(1.29)	0.20	0.03	(1.06)

	Year Ended December 31, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(29,314,990)	34,009	—	(29,280,981)
Research and development expenses	(4,591,852)	406,940	—	(4,184,912)
Selling, general and administrative expenses	(6,878,132)	569,191	—	(6,308,941)
Total	(40,784,974)	1,010,140	—	(39,774,834)
Loss from operations	(4,496,303)	1,010,140	—	(3,486,163)
Net loss	(4,016,949)	1,010,140	—	(3,006,809)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,572,309)	1,010,140	6,586,579	(2,975,590)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(6.72)	0.64	4.19	(1.89)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(6.72)	0.64	4.19	(1.89)

i All translations from RMB to USD for the fourth quarter and the full year of 2022 were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 31, 2022 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.